Exhibit 14.1

INNVENTURE, INC.

Code of Business Conduct and Ethics

(ADOPTED EFFECTIVE AS OF OCTOBER 2, 2024)

1.           Purpose of the Code. This Code of Business Conduct and Ethics (this “Code”) provides standards and procedures with respect to the business conduct of Covered Persons (as defined below) of Innventure, Inc. (“Innventure”) and its subsidiaries, including, without limitation, AeroFlexx, LLC and Accelsius Holdings, LLC (each a “Subsidiary” and, collectively with Innventure, the “Company”). Innventure expects all persons subject to this Code, in carrying out their responsibilities, to act in accordance with these standards, which are designed to deter wrongdoing and promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely and understandable disclosure in reports and documents that Innventure files with, or submits to, the United States Securities and Exchange Commission (“SEC”) or any other governmental agency and in other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of this Code to the persons identified herein; and

•	accountability for adherence to this Code.

2.           Persons Subject to the Code. This Code applies to all Innventure directors, officers (including the principal executive officer, principal financial officer and principal accounting officer), employees, consultants, independent contractors and agents, as well as to all directors, officers, employees, consultants, independent contractors and agents of each Subsidiary. Such individuals are referred to herein collectively as the “Covered Persons.”

3.           Consequences for Violation of the Code. Should the Company become aware of a violation of this Code, other Company policies or the law, we will take appropriate action to address the issue and to prevent the problem from occurring in the future. Depending on the circumstances, corrective and preventive steps might include training, counseling, and disciplinary actions up to and including termination of employment.

4.           Payments by and to the Company and its Covered Persons.

A.           Government Officials.  Any direct or indirect payment, transfer, offer or promise of transfer of anything of value (whether cash or non-cash) to a government official for the purpose of improperly influencing government acts or decisions in order to obtain or retain business or to secure a business advantage is an improper payment and is prohibited. Government officials include a wide range of individuals and entities at all levels of government, and include any person acting on behalf of a governmental entity, political party or government-owned or controlled company (e.g., state-owned energy companies or public utilities), as well as military personnel and candidates for political office. Covered Persons should be aware that some laws prohibit providing anything of value to government officials, even when there is no intent or expectation of receiving any preferential treatment or other benefit. Covered Persons should consult with Innventure’s General Counsel before offering to provide any item of value to a government official, including meals and entertainment.

B.          Gifts from Business Providers. Covered Persons (including their immediate family members) may neither accept, nor give or seek for themselves or others any gifts, favors, entertainment or consideration of any kind (collectively, “Gifts”), to or from any person or business organization that does or seeks to do business with, or is a competitor of, the Company (collectively, “Business Providers”), unless (i) they are consistent with customary business practices, (ii) they do not have more than a nominal value (determination is situation-dependent, but $250 is a good rule-of-thumb) (iii) they do not occur more frequently than once per calendar quarter, regardless of amount, and (iv) such Gift is not otherwise in violation of any country or local law in which the Gift is being provided. Under no circumstances may an employee accept a Gift from a Business Provider that could be construed as a kickback, bribe, gratuity or cash payment, regardless of value. A strict standard is imposed with respect to accepting Gifts from, and providing Gifts to, Business Providers, as the Company desires to preserve its ability to make impartial business decisions and to avoid any improper incentives for decision makers.

Gifts that comply with the criteria outlined above may be accepted from Business Providers. Any Gift that may be inconsistent with the criteria outlined above should be reported to Innventure’s General Counsel. Innventure’s General Counsel will then make a determination as to whether such Gift may be accepted, returned, donated or handled in a different manner. Examples of permissible Gifts accepted from a Business Provider because they are consistent with customary business practices include, but are not limited to, the following:

•	the costs of admission at educational programs sponsored by a Business Provider, but excludes the cost of transportation or lodging;

•	meals at which business matters are discussed;

•	cultural, charitable or sporting events that the Business Provider will attend;

•	promotional items of nominal value associated with a party’s commercial and marketing efforts (e.g., t-shirts, hats, cups, or pens); and

•	items won as part of games of chance or broadly disseminated to attendees at an industry-related event, provided that such item is not valued at greater than a nominal value.

C.          Payments Related to Sales and Purchases. So as to avoid any appearance of illegal or unethical payments, or creating an environment where these may inadvertently be made, commissions, rebates, discounts, credits and allowances associated with Company sales should be paid or granted only by the company on whose books the related sale is recorded, bear a reasonable relationship to the value of goods delivered or services rendered, be given to the specific business entity involved and not to individuals or to a related business entity, and be supported by appropriate documentation.

Agreements for the Company to pay commissions, rebates, credits, discounts or allowances should be in writing; however, when this is not feasible, an explanatory memorandum for the file prepared by the approving department and reviewed by Innventure’s General Counsel should be created.

Any potential deviation from these provisions should be reviewed in advance with Innventure’s Chief Financial Officer and General Counsel, and Innventure’s Internal Auditing department (whether outsourced or not) should also be informed. There must be no falsification, misrepresentation, or deliberate overbilling reflected in any document (including invoices, consular documents, letters of credit, etc.) involved in the transaction. This includes suppression or omission of documents or of information in the documents, or deliberate misdirection of documents.

Payments for goods and services purchased by the Company are otherwise subject to the same considerations noted above.

D.          Political Contributions. Covered Persons may not use Company funds, property or services for contributions to any political party or committee, or to any candidate for or holder of any office of any government. This does not preclude (i) the operation of a political action committee under applicable laws, (ii) Company contributions, where lawful, to support or oppose public referenda or similar ballot issues, or (iii) Company political contributions, where lawful and done in accordance with current policy.

This policy is not intended to affect the rights of individuals to make personal political contributions as long as the donation is derived exclusively from that individual’s personal funds or time and in no way was provided directly or indirectly by the Company.

5.           Conflicts of Interest. A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, with the interests of the Company. Covered Persons should avoid any situation that involves or may involve a perceived or actual conflict between their personal interests and the Company’s interests. As in all other facets of their duties, Covered Persons dealing with customers, suppliers, contractors, competitors or any persons doing or seeking to do business with the Company are to act in the best interests of the Company to the exclusion of considerations of personal preference or advantage. Each Covered Person must make prompt and full disclosure in writing to his or her supervisor (if applicable) and Innventure’s General Counsel of the following prospective situations that may involve a perceived or actual conflict of interest:

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A Covered Person, or a member of the Covered Person’s family, has a significant financial interest in any outside enterprise that does or seeks to do business with or is a direct or indirect competitor of the Company. As a minimum standard, a “significant” financial interest exists with respect to a company where (A) there is greater than 2% ownership of a private company or 5% in the case of a public company, (B) a family member is associated with the company, or (C) there is any other interest in the company in excess of 5% of the company’s assets or annual revenue.

•	The Covered Person serves as a director, officer, partner, consultant or employee to any outside enterprise that does or is seeking to do business with or is a competitor of the Company.

•	Acting as broker, finder, go-between or otherwise for the benefit of a third party in transactions involving or potentially involving the Company or its interests.

•	Any other arrangement or circumstance, including family or other personal relationships, that might dissuade the Covered Person from acting in the best interest of the Company.

6.           Service in Outside Organizations. Employees should not accept a directorship with any for-profit corporation without the prior specific approval of Innventure’s General Counsel and, in the case of directors and executive officers of Innventure (including Innventure’s principal executive officer, principal financial officer and principal accounting officer), they also must notify Innventure’s Nominating and Corporate Governance Committee and comply with the applicable procedures, if any, set forth or recommended by Innventure’s Nominating and Corporate Governance Committee. Employees, directors and executive officers must ensure their participation or service to other organizations, be they civic, charitable, corporate, governmental, public, private, or non-profit in nature, does not (A) materially detract from or interfere with the full and timely performance of their services to the Company or (B) create possible or perceived conflicts of interest as to the Company.

7.           Confidentiality; Protection of Company Information and Assets. Covered Persons must ensure the proper handling, protection and disposal of Company information. Business information is a valuable resource to the Company and improperly handled or disclosed business information (whether intentional or inadvertent), may result in financial damage to the Company and have other negative consequences.

To ensure the proper handling, protection and disposal of Company information, Covered Persons must not:

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give or release confidential data or information obtained while in the Company’s employment or service, including (but not limited to) materials relating to patents, trade secrets, other intellectual property, customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, strategic plans or the business and affairs of the Company, to any unauthorized individual or entity; and/or

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use nonpublic information obtained while in the Company’s employment or service for the Covered Person’s personal advantage, including any use for the purposes of: (A) trading or providing information for others to trade in securities, (B) acquiring a property interest of any kind, or (C) retaining Company documents or using for any purpose or revealing to anyone else Company business practices, confidential information or trade secrets after leaving the Company.

Upon termination of employment or service with the Company, Covered Persons must return to the company that employed or engaged them (i.e., Innventure or a Subsidiary) all tangible items and electronic files (including copies) that relate to the business of the Company.

It is important to remember that these obligations continue even after a person is no longer employed by or serving with the Company.

Notwithstanding the foregoing, nothing in this Code is intended to restrict, limit or prohibit Covered Persons from reporting possible violations of law or regulation to any governmental agency or entity, including but not limited to, the Department of Justice or the SEC, or from making other disclosures that are protected under state or federal law or regulation, including, without limitation, good faith disclosure on a confidential basis of confidential information constituting “Trade Secrets” as defined in 18 U.S.C. § 1839, so long as such disclosures are consistent with 18 U.S.C. § 1833. Covered Persons do not need the prior authorization of the Company to make such reports or disclosures. Covered Persons are not required to notify the Company that they have made any such reports or disclosures.

8.           Fair Dealing. All Covered Persons must deal honestly and fairly with the Company’s customers, suppliers, competitors, stockholders and other stakeholders and must not take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or other unfair dealing practices.

9.           Company Data and Information Systems. The Company’s computer information systems and the Company data processed, transmitted and/or stored electronically are assets requiring unique protection. Each Covered Person is responsible for compliance with the Company’s policies, standards and related procedures for electronic information security. Additionally, Covered Persons may be required by law to read and comply with the license agreements associated with the computer software they utilize. Covered Persons should properly utilize and protect the Company’s computer information systems and the Company data, including but not limited to only using such data as necessary for the performance of their duties and only using such Company computer information systems and/or Company data for the benefit of the Company. Covered Persons are expected to use good judgment and conduct themselves professionally when posting and interacting on social media platforms or participating in online forums, blogs, chat rooms or comment boards. Covered Persons should not act or post in a way that would give the impression that they are speaking or posting on behalf of the Company unless they are specifically authorized to do so.

10.          Compliance with the Law. All Covered Persons are expected to comply with all applicable laws, rules and regulations including, but not limited to, the following:

A.          Environmental, Safety and Health. It is the Company’s policy to conduct operations so as to protect and preserve the environment and the health and safety of Covered Persons, and in compliance with all applicable state and federal environmental, health and safety laws and regulations. These laws and regulations govern work practices at all Company sites and the impact of our operations on the air, land and water. Covered Persons must be scrupulous in the observance of applicable laws and regulations to avoid risks to the health and safety of Covered Persons, to the environment and of non-compliance.

B.          Equal Employment Opportunity. It is the Company’s policy to provide equal employment opportunities to all employees, consultants, independent contractors and agents and applicants for employment without regard to race, color, religion, sex, national origin, age, disability, marital status, sexual orientation, genetic information, protected veteran status or any other status or characteristic protected by applicable law. This applies to all employment decisions regarding recruiting, hiring, promotion, transfer, layoff, termination, compensation, benefits, training (including apprenticeship), classification, certification, testing, retention, referral and all other aspects of employment, except where a bona fide occupational qualification applies.

C.         Harassment. Workplace harassment is strictly prohibited. Verbal or physical conduct by any Covered Person that harasses another, disrupts another’s work performance or creates an intimidating, offensive, abusive or hostile work environment will not be tolerated. The Company is dedicated to ensuring a harassment-free workplace environment for all Covered Persons. If employees, consultants, independent contractors and agents have any questions or concerns in this area, they should bring them to the immediate attention of their supervisor or, in the case of directors, to Innventure’s General Counsel. Alternatively, Covered Persons are encouraged to report any such acts of alleged workplace harassment through the Syntrio Lighthouse Employee Hotline and Anonymous Reporting System in accordance with Section 16 of this Policy.

D.           Drugs and Alcohol. The use or consumption of illegal drugs or alcohol while a Covered Person is working is prohibited as it can create significant risks to the health and safety of the employees. The possession and use of illegal drugs is prohibited on Company properties. In certain limited circumstances, possession and consumption of alcohol may be permitted during or after normal business hours when approved in advance by management or for Company-sponsored functions. If a supervisor or manager has reasonable suspicion to believe that an employee is using illegal drugs and/or alcohol in violation of this policy, the supervisor or manager may, but is not required to, request an alcohol and/or drug screening. A reasonable suspicion may be based on objective symptoms such as the employee’s appearance, behavior or speech.

E.           Competition. The Company supports an environment in which we comply with all competition laws. Covered Persons must avoid any activities that seek to reach any understandings or agreements with competitors or suppliers that restrict competition. Covered Persons should avoid discussion of, or collaboration on, proprietary or confidential information with competitors or suppliers, including pricing policies, contract terms, costs and marketing plans, production plans and capabilities, and allocating clients or territories. When conducting business, Covered Persons must adhere to these guidelines. Covered Persons should consult with Innventure’s General Counsel with any questions regarding these obligations.

F.           Trade Laws. Our products and supplies may be subject to local, regional and international import and export laws, rules and regulations. The Company also acknowledges trade sanctions and import/export restrictions applicable to our activities. Before initiating a cross-border transaction that may involve importing, exporting or re-exporting Company products or supplies, Covered Persons must ensure that such exporting activity is permitted under U.S. export regulations and any applicable non-U.S. laws and regulations.

11.          Travel and Entertainment. Travel and entertainment should be consistent with the needs of the Company’s business. Covered Persons are expected to exercise good judgment, travel on Company business in a cost-efficient manner, adhere to normal safety requirements and promptly report any expenditures incurred. The Company’s intent is that Covered Persons neither lose nor gain financially as a result of business travel and entertainment.

Employees who approve travel and entertainment expense reports are responsible for the propriety and reasonableness of expenditures, and for ensuring that expense reports of their subordinates are submitted promptly and that receipts and explanations properly support reported expenses. Covered Persons should ensure compliance with any Company guidelines and rules regarding travel and entertainment expenses.

12.          External Communications. Communications by Covered Persons to individuals, businesses and the media outside the Company (including online and social media posts) should not disclose confidential proprietary information or represent (or otherwise give the impression) that they are speaking on behalf of the Company unless authorized to do so by the Company.

13.          Accounting Standards and Documentation. It is the Company’s policy to comply with all applicable financial reporting and accounting regulations. Accounts and records must be documented in a manner that clearly describes and identifies the true nature of business transactions, assets, liabilities or equity, and properly and timely classifies and records entries on the books of account in conformity with generally accepted accounting principles. No record, entry or document may be false, distorted, misleading, misdirected, deliberately incomplete or suppressed.

The Company has established internal control standards and procedures to ensure that assets are protected and properly used and that financial reports are accurate and reliable. Covered Persons share the responsibility for maintaining and complying with required internal controls.

If any employee, director or other person has concerns or complaints regarding accounting, internal accounting controls or auditing matters of the Company, then he or she should submit those concerns or complaints to the Chair of the Audit Committee of the Board of Directors of Innventure promptly through the Syntrio Lighthouse Employee Hotline and Anonymous Reporting System in accordance with Section 16 of this Policy.

14.          Protection and Proper Use of Company Assets.

A.         Protecting Against Waste of Assets. Covered Persons must protect the Company’s assets and ensure their efficient use. Theft, loss, misuse, carelessness and waste of assets have a direct impact on the Company’s profitability. In general, all Company assets should be used only for legitimate business purposes. The Company may, in its discretion, request reimbursement for the direct costs associated with misuse or loss. Although the Company recognizes that limited personal use of Company assets may be appropriate, the Company’s intellectual and proprietary information, software applications, product plans, documentation of business systems and other business data are only to be used for authorized business purposes.

B.        Fraud Prevention. In addition, it is the Company’s policy to prevent fraud and maintain certain deterrents against the initiation of fraud, including theft, impairment or misrepresentation of an asset value, misrepresentation or concealment of liabilities, manipulation or misrepresentation of revenues or expenses, bribery, and violation of any state or federal law or regulation regarding theft, corruption, fraudulent claims, diversion or embezzlement. Fraud may include acts of concealment, such as omissions of entries and manipulation of documents (including forgery) or could involve collusion among individuals inside or outside of the Company. To deter such actions, the Company maintains the right “tone at the top” with a view that improper or fraudulent activity will not be tolerated. The Company will take the appropriate actions against any individual that commits or is in any way involved in an improper activity. The Company will maintain the proper segregation of duties pertaining to its internal control environment, and risk assessment procedures will include discussions surrounding opportunities for fraud. Internal reviews may be performed in various areas that have a greater propensity for fraud.

C.           Protecting Intellectual Property. Intellectual property developed by the Company’s employees, consultants, independent contractors and agents during the course of their employment with the Company is a valuable corporate asset. All intellectual property, including all patentable inventions, any copyrightable subject matter, trade secrets, works of art, technical information, discoveries, inventions, writings or other creations that might normally be developed on a proprietary basis resulting from work, research or investigation conducted by the Company’s employees, consultants, independent contractors and agents on the Company’s time or with its facilities and equipment (whether or not reimbursed by the Company) are the property of the Company and will be assigned (and deemed immediately assigned upon creation, pending delivery of documents or instruments of assignment) to the Company or its designee.

15.           Corporate Opportunities. All Covered Persons owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises. Covered Persons must not: (A) receive or seek to receive a benefit from opportunities that are discovered or developed through his or her involvement or employment with the Company (including, without limitation, his or her use of the Company’s property or information, or his or her position); (B) use corporate property or information, or his or her position for personal gain; or (C) compete with the Company, directly or indirectly, for business opportunities.

16.           Compliance and Reporting. Covered Persons are expected to comply with this Code and its underlying policies and procedures to protect the Company and its Covered Persons from criticism, litigation or embarrassment that might result from alleged, perceived or real conflicts of interest or unethical practices. Violations of this Code are grounds for disciplinary action up to and including discharge and possible legal prosecution.

Each report of apparent violations of this Code is treated in a confidential manner, to the extent permitted by applicable law. Confidentiality, to the extent permitted by applicable law, is important to avoid damaging the reputations of persons suspected, but subsequently found innocent, of wrongful conduct and to protect the Company from potential civil liability. Covered Persons should not attempt to personally conduct investigations or interviews/interrogations related to any suspected illegal or unethical behavior or activity.

All Covered Persons have a duty to report any violations of the Code, as well as violations of any laws, rules or regulations. Covered Persons should report apparent or potential violations to their immediate supervisor (if applicable) or to Innventure’s General Counsel. If a Covered Person prefers, he or she may report violations through the Syntrio Lighthouse Employee Hotline and Anonymous Reporting System (the “Hotline”). The Hotline is operated by an independent company not affiliated with Innventure and provides for confidential and anonymous reporting for Company Persons who desire to remain anonymous. To enable a proper review of a reported concern, one of the following key words should be using in making a report: Innventure, Accelsius or Aeroflexx. Concerns can be reported through the Hotline as follows:

●	via the following websites (using the specific website for the company to which the concern relates):

o	https://report.syntrio.com/innventure

o	https://report.syntrio.com/accelsius

o	https://report.syntrio.com/aeroflexx

●	via email at reports@syntrio.com (including the specific company name with the report)

●	via toll-free telephone call:

o	English-speaking USA and Canada: 866-729-7886

o	Spanish-speaking USA and Canada: 800-216-1288

o	Spanish-speaking Mexico: 800-681-5340

●	via an Anonymous Reporting App

o	Detailed app instructions can be download here

The Hotline is available 24 hours a day, 365 days of the year and, though not intended as a substitute for speaking directly to management, is an option that allows Covered Persons to report illegal or unethical behavior or activity confidentially and anonymously. Any Covered Person who makes an anonymous report should preserve his or her own record of the report in order to demonstrate compliance with the Code and any applicable corporate policy. The Company prohibits retaliation for any good-faith reports made in this regard, including threats of or actual withholding or withdrawal of pay, promotion, demotion, discipline, firing, salary reduction, negative evaluation, change in job assignment, lack of training or other employment opportunities, hostile behavior or attitudes toward a person who submits a complaint or violation in good faith. Anyone found to have engaged in retaliation will face appropriate disciplinary action.

17.           Amendments, Waivers and Exceptions. Amendments, waivers or exceptions to this Code must conform with applicable law and regulation and be approved by Innventure’s Chief Financial Officer or General Counsel, or in the case of Innventure’s directors and executive officers, by Innventure’s Board of Directors or an authorized committee of Innventure’s Board of Directors. Amendments, waivers or exceptions will be approved or granted only after full disclosure of all material facts and, in the case of Innventure’s directors and executive officers, will be promptly disclosed to the extent required by law, regulation or listing standards.

18.           Other Policies. Nothing in this Code is intended to alter other legal rights and obligations of the Company or its Covered Persons (such as “at will” employment arrangements). This Code is not intended to be a comprehensive policy addressing every situation a Covered Person of the Company might encounter. Further, Innventure maintains a number of additional corporate policies, procedures and guidelines that outline more specific requirements applicable to certain situations. If a Covered Person encounters a situation that is not addressed by this Code and is uncertain whether it would be in compliance with this Code and Innventure’s policies, that Covered Person should seek guidance from Innventure’s General Counsel.